

July 29, 2014

<u>Via E-mail</u>
Paul A. Rooke
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

      Re: Lexmark International, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 3, 2014
             File No. 1-14050

Dear Mr. Rooke:

We refer you to our comment letter dated July 10, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance